KHEOBA CORP.

24 Vazha-Pshavela St.

Tbilisi, Georgia 0105

(929) 200-8366

(702) 833 9604

kheoba@yandex.com

June 21, 2023

Ms. Olivia Bobes

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	KHEOBA CORP.
Amendment No. 3 to Registration Statement on Form S-1 Filed May 31, 2023 File No. 333-263020

Dear Ms. Bobes,

KHEOBA CORP. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 3 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated June 14, 2023 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on May 31, 2023.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

Form S-1/A filed May 31, 2023

Report of Independent Accounting Firm, page F-1

1. We note the report of your independent accounting firm is not signed. Please amend to include a signed report.

RESPONSE: We have amended to include a signed report from our independent accounting firm.

Notes to the Financial Statements

Note 3 - Summary of Significant Accounting Policies, page F-6

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2. We note you generated revenue for the year ended October 31, 2023 and the six months ended April 30, 2023. Please include a revenue recognition footnote that is specific to your business, including disclosing your performance obligation(s) and timing of revenue recognition.

RESPONSE: We have included a revenue recognition footnote that is specific to our business, including disclosing of our performance obligation(s) and timing of revenue recognition.

3. We note you recorded website development expense. Please disclose your accounting policy as it relates to website development costs

RESPONSE: We have disclosed our accounting policy as it relates to website development costs as follows:

Website Development Costs

The Company amortizes these costs using the straight-line method over a period of three years, which is the remaining estimated economic life of the costs. At the end of each reporting period, the Company writes down any excess of the unamortized balance over the net realizable value.

As of April 30, 2023, the total amount of website development was $3,500.

Please direct any further comments or questions you may have to the company at kheoba@yandex.com

Thank you.

Sincerely,

/s/ Gaga Gvenetatdze

Gaga Gvenetatdze, President

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